Product Supplement No. EQUITY INDICES LS-1
(To Prospectus dated March 22, 2012
and Prospectus Supplement dated March 22, 2012)
October 25, 2013



## Long Short Notes Linked to Equity Indices

- The Long Short Notes (the "**notes**") are senior unsecured debt securities issued by HSBC USA Inc. ("**HSBC**" or the "**Issuer**").  Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of HSBC.

- The notes do not guarantee the return of principal at maturity, and we will not pay interest on the notes.  Instead, the return on the notes will be based on the performance of an underlying "**Market Measure**" or "**Composite Index,**" which will consist of two or more equity indices (each, a "**Market Measure Component**").

- The notes provide an opportunity to earn a return based on the positive performance of the Composite Index, while exposing you to any negative performance of the Composite Index, both on a 1-to-1 basis.

- The Composite Index will consist of a long position in one or more Market Measure Components (the "**Long Component**") and a short position in one or more Market Measure Components (the "**Short Component**"). The weighting of each Market Measure Component (each, an "**Initial Component Weight**") will be set forth in the applicable term sheet, with each Long Component receiving a positive weight and each Short Component receiving a negative weight. The Long Component, the Short Component, or both, may be weighted to reflect a leveraged position in the Composite Index.

- At maturity, you will receive a cash payment per unit (the "**Redemption Amount**") that equals the principal amount multiplied by the quotient of the Ending Value divided by the Starting Value.  Therefore, if the value of the Composite Index decreases from its Starting Value to its Ending Value, you may lose all or a significant portion of the principal amount of your notes.

- This product supplement describes the general terms of the notes, the risk factors to consider before investing, the general manner in which they may be offered and sold, and other relevant information.

- For each offering of the notes, we will provide you with a pricing supplement (which we refer to as a "**term sheet**") that will describe the specific terms of that offering, including the specific Composite Index, the Long Component, the Short Component, the Initial Component Weight and the Component Ratio (as defined below) of each Market Measure Component, and certain related risk factors.  The term sheet will identify, if applicable, any additions or changes to the terms specified in this product supplement.

- The notes will be issued in denominations of whole units.  Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The term sheet may also set forth a minimum number of units that you must purchase.

- Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

- Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**MLPF&S**") and one or more of its affiliates may act as our agents to offer the notes and will act in a principal capacity in such role.

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*The notes offered hereunder are not deposit liabilities or other obligations of a bank, are not insured by the Federal Deposit Insurance Corporation (the "**FDIC**") or any other governmental agency of the United States, or any other jurisdiction, and carry investment risks, including possible loss of the amount invested due to the credit risk of HSBC. Potential purchasers of the notes should consider the information in "Risk Factors" beginning on page PS-6 of this product supplement, page S-3 of the accompanying prospectus supplement, and page 1 of the accompanying prospectus.  **You may lose all or a significant portion of your investment in the notes.***

*Neither the U.S. Securities and Exchange Commission (the "**SEC**"), nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.*

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**Merrill Lynch & Co.**

**TABLE OF CONTENTS**

**Page**

**SUMMARY**

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product supplement, the prospectus supplement, and the prospectus, as well as the applicable term sheet. Neither we nor MLPF&S have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information, you should not rely on it.

**Key Terms:**

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|---|---|
| **General:** | The notes are senior debt securities issued by HSBC, and are not guaranteed or insured by the FDIC or secured by collateral, and are not, either directly or indirectly, an obligation of any third party. **As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par equally with all of the other unsecured and unsubordinated debt obligations of HSBC. Any payment to be made on the notes, including any return of principal at maturity, depends on HSBC's credit risk and the ability of HSBC to satisfy its obligations as they become due.** |
| | The return on the notes will be based on the performance of the Composite Index, and there is no guaranteed return of principal at maturity. Therefore, you may lose all or a significant portion of your investment if the value of the Composite Index decreases from its Starting Value to its Ending Value. |
| | Each issue of the notes will mature on the date set forth in the applicable term sheet. We cannot redeem the notes at any earlier date. We will not make any payments on the notes until maturity, and you will not receive interest payments. |
| **Composite Index:** | The Composite Index may consist of two or more of the following: |

- U.S. broad-based equity indices;

- U.S. sector or style-based equity indices;

- non-U.S. or global equity indices; or

- any combination of the above.

| | |
|---|---|
| **Composite Index Performance:** | The performance of the Composite Index will be measured according to the percentage change of the Composite Index from its Starting Value to its Ending Value. |
| | Unless otherwise specified in the applicable term sheet: |
| | The "**Starting Value**" will be set to 100 on the date when the notes are priced for initial sale to the public (the "**pricing date**"). |
| | The "**Ending Value**" will equal the average of the closing value of the Composite Index on each calculation day during the Maturity Valuation Period (as defined below). |
| | The "**closing value**" of the Composite Index will equal the sum of the products of (i) the closing level for each Market Measure Component on a calculation day and (ii) its Component Ratio. The closing value of the Composite Index will depend on the performance of each Market Measure Component, whether there is a long or short position in that Market Measure Component, and the Component Ratio of that Market Measure Component. |

The "**Component Ratio**" of each Market Measure Component will be calculated on the pricing date as follows:

$$\frac{\text{Initial Component Weight x 100}}{\text{closing level on the pricing date}}$$

If a Market Disruption Event (as defined below) occurs and is continuing on the pricing date or on a calculation day as to any Market Measure Component, or if certain other events occur, the calculation agent will determine the Component Ratio or the Ending Value as set forth in the section "Description of the Notes—The Composite Index."

| | |
|---|---|
| **Initial Component Weight:** | An initial weighting assigned to each Market Measure Component, expressed as a percentage, which reflects the relative contribution that each Market Measure Component will make to the value of the Composite Index. Each Long Component will receive a positive weighting and each Short Component will receive a negative weighting. |
| **Redemption Amount at Maturity:** | At maturity, you will receive a Redemption Amount that is greater than the principal amount if the value of the Composite Index increases from the Starting Value to the Ending Value. If the value of the Composite Index decreases from the Starting Value to the Ending Value, you will be subject to 1-to-1 downside exposure to that decrease, and will receive a Redemption Amount that is less than the principal amount and could be zero.

**Any payments due on the notes, including repayment of principal, are subject to our credit risk as issuer of the notes.**

The Redemption Amount, denominated in U.S. dollars, will be calculated as follows:

$$\text{Principal Amount} \times \left( \frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

Unless otherwise set forth in the applicable term sheet, there is no maximum Redemption Amount on the notes, and the amount payable per unit of the notes will not be less than zero. |
| **Principal at Risk:** | You may lose all or a significant portion of the principal amount of the notes.  Further, if you sell your notes prior to maturity, the price you may receive may be less than the price that you paid for the notes. |
| **Calculation Agent:** | The calculation agent will make all determinations associated with the notes. Unless otherwise set forth in the applicable term sheet, we or one or more of our affiliates, acting independently or jointly with MLPF&S, will act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as calculation agent for the notes. See the section entitled "Description of the Notes—Role of the Calculation Agent." |
| **Agents:** | MLPF&S and one or more of its affiliates will act as our agents in connection with each offering of the notes and will receive an underwriting discount based on the number of units of the notes sold.  None of the agents is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or |

prospectus supplement as investment advice or a recommendation to purchase the notes.

**Listing:**           Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

This product supplement relates only to the notes and does not relate to any equity indices that compose the Composite Index described in any term sheet. You should read carefully the entire prospectus, prospectus supplement, and product supplement, together with the applicable term sheet, to understand fully the terms of your notes, as well as the tax and other considerations important to you in making a decision about whether to invest in any notes. In particular, you should review carefully the section in this product supplement and the accompanying prospectus supplement entitled "Risk Factors," which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this product supplement is inconsistent with the prospectus or prospectus supplement, this product supplement will supersede those documents. However, if information in any term sheet is inconsistent with this product supplement, that term sheet will supersede this product supplement.

None of us, the agents or our respective affiliates is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

Certain capitalized terms used and not defined in this product supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to "we," "us," "our," or similar references are to HSBC USA Inc.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any notes.

## RISK FACTORS

*You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration with your advisors with respect to the notes in light of your particular financial and other circumstances and the information set forth in the relevant term sheet, this product supplement and the accompanying prospectus supplement and prospectus.*

### General Risks Relating to the Notes

**Your investment may result in a loss; there is no guaranteed return of principal.** There is no fixed principal repayment amount on the notes at maturity. The return on the notes will be based on the performance of the Composite Index and therefore, you may lose all or a significant portion of your investment if the value of the Composite Index decreases from the Starting Value to the Ending Value. If the Ending Value is less than the Starting Value, then you will receive a Redemption Amount at maturity that will be less than the principal amount of your notes.

**Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity.** There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

**The long and short positions of the Market Measure Components, especially if they are leveraged, will have a substantial effect on the value of the Composite Index, and in turn, the value of the notes.** The Composite Index will reflect a long position in the Long Component equal to a percentage of the Starting Value of the Composite Index, and a short position in the Short Component equal to a percentage of the Starting Value of the Composite Index, each as specified in the applicable term sheet. An increase in the level of the Long Component may not mean that the level of the Short Component will decrease at all, or at the same rate. Any increase in the level of the Short Component will adversely affect the value of the Composite Index and may more than offset any gains in the value of the Composite Index related to increases in the level of the Long Component. Conversely, any decrease in the level of the Long Component will adversely affect the value of the Composite Index and may more than offset any gains in the value of the Composite Index related to decreases in the level of the Short Component. We cannot assure you of the direction of or percentage change in any Market Measure Component over the term of your notes, or the direction of or percentage change in the value of the Composite Index from the Starting Value to the Ending Value.

In addition, the Long Component, the Short Component, or both, could be leveraged. If the Long Component is leveraged, the Initial Component Weight of the Long Component will be greater than 100%. In this case, changes in the level of the leveraged Long Component will have a greater effect (i.e., greater than one-for-one) on the value of the Composite Index. For example, any decrease in the level of the leveraged Long Component could result in a substantial decrease in the value of the Composite Index, which would in turn have a substantial adverse effect on the value of the notes. If the Short Component is leveraged, the Initial Component Weight of the Short Component will be less than -100%. In this case, changes in the level of the leveraged Short Component will have a greater effect (i.e., greater than one-for-one) on the value of the Composite Index. For example, any increase in the level of the leveraged Short Component could result in a substantial decrease in the value of the

Composite Index, which would in turn have a substantial adverse effect on the value of the notes.  Leverage, therefore, entails a high degree of risk.

**Your investment return, if any, may be less than a comparable investment directly in the Market Measure Components.**  Unless otherwise set forth in the applicable term sheet, the Ending Value will not reflect the value of dividends paid, or distributions made, on the securities included in the Market Measure Components or any other rights associated with those securities.  Thus, any return on the notes will not reflect the return you would realize if you actually made a comparable investment directly in the securities underlying the Market Measure Components.

Additionally, one or more Market Measure Components may be equity indices that include securities traded in a non-U.S. currency.  If the value of that currency strengthens against the U.S. dollar during the term of your notes and the applicable Market Measure Component is a Long Component, you may not obtain the benefit of that increase, which you would have received if you had owned the securities included in the index or indices.  In contrast, if the applicable Market Measure Component is a Short Component, you may not receive the benefit of any decreases in the value of the applicable currency.

**Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes**.  The notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC.  Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they become due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.  Because your return on the notes depends upon factors in addition to HSBC's ability to pay its obligations, such as the value of the applicable Composite Index, an improvement in HSBC's credit ratings will not reduce the other investment risks related to the notes.

**The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any.** We will determine the estimated initial value of the notes, which will be set forth in the applicable term sheet, by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

**Our implied borrowing rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities.** This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market.  In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

**The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price.** The public offering price takes into account certain costs, principally the underwriting discount, the expected hedging costs described in the applicable term sheet, and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

**The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.** The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Composite Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

**We cannot assure you that there will be a trading market for your notes.** If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the value of the Composite Index. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that one or more of the agents will act as a market-maker for the notes that it offers, but none of them is required to do so and may cease to do so at any time. Any price at which an agent may bid for, offer, purchase, or sell any notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which those notes might otherwise trade in the market. In addition, if at any time any agent were to cease acting as a market-maker for any issue of the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which those notes could be sold likely would be lower than if an active market existed.

Unless otherwise stated in the term sheet, we will not list the notes on any securities exchange. Even if an application were made to list your notes, we cannot assure you that the application will be approved or that your notes will be listed and, if listed, that they will remain listed for their entire term. The listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

**The Redemption Amount will not reflect changes in the value of the Composite Index that occur other than during the Maturity Valuation Period.** Changes in the value of the Composite Index during the term of the notes other than during the Maturity Valuation Period will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value to the Starting Value. No other values of the Composite Index will be taken into account. As a result, even if the value of the Composite Index has increased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Starting Value.

**The respective publishers of the Market Measure Components may adjust those Market Measure Components in a way that affects their levels, and these publishers have no obligation to consider your interests.** The publisher of each Market Measure Component (each, an "**Index Publisher**") can add, delete, or substitute the components included in that Market Measure Component or make other methodological changes that could change its level. A new security included in a Market Measure Component may perform significantly better or worse than the replaced security, and the performance will impact the level of the applicable Market Measure Component. Additionally, an Index Publisher may alter, discontinue, or suspend calculation or dissemination of a Market Measure Component. Any of these actions could adversely affect the value of your notes. The Index Publishers will have no obligation to consider your interests in calculating or revising any Market Measure Components.

**Exchange rate movements may impact the value of the notes.** If any security included in a Market Measure Component is traded in a currency other than U.S. dollars and, for purposes of the applicable Market Measure Component, is converted into U.S. dollars, then the Redemption Amount may depend in part on the relevant exchange rates. If the value of the U.S. dollar increases against the currencies of a Long Component or its components, the level of that Long Component may be adversely affected and the Redemption Amount may be reduced. Conversely, if the value of the U.S. dollar decreases against the currencies of a Short Component or its components, the level of that Short Component may increase, and the Redemption Amount may be reduced. Exchange rate movements may be particularly impacted by existing and expected rates of inflation and interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the countries relevant to the applicable index and the United States. All of these factors are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments of those countries and the United States and other countries important to international trade and finance.

**If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.** You have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor's expected impact on the market value of the notes, assuming all other conditions remain constant.

- **Value of the Composite Index.** We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the value of the Composite Index. In general, it is expected that the market value of the notes will decrease as the value of the Composite Index decreases, and increase as the value of the Composite Index increases. However, as the value of the Composite Index increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes when the value of the Composite Index is less than, or not sufficiently above the applicable Starting Value, then you may receive less than the principal amount of your notes.

- **Volatility of each Market Measure Component.** Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of a

Market Measure Component may have an adverse impact on the market value of the notes.  Even if the value of the Composite Index increases after the applicable pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the levels of the Market Measure Components will continue to fluctuate until the Ending Value is determined.

- **Economic and Other Conditions Generally.**  The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect stock markets generally, may affect the value of the Composite Index and the market value of the notes.  If the Composite Index includes one or more Market Measure Components that have returns that are calculated based upon securities prices in one or more non-U.S. markets (a "**non-U.S. Market Measure Component**"), the value of your notes may also be affected by similar events in the markets of the relevant foreign countries.

- **Interest Rates.**  We expect that changes in interest rates will affect the market value of the notes.  In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase.  In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes.  In the case of non-U.S. Market Measure Components, the level of interest rates in the relevant foreign countries may also affect their economies and in turn the levels of the non-U.S. Market Measure Components, and, thus, the market value of the notes may be adversely affected.

- **Dividend Yields.**  In general, if the cumulative dividend yields on the securities included in the Long Component increase or if the cumulative dividend yields on the securities included in the Short Component decrease, we anticipate that the market value of the notes will decrease; conversely, if the cumulative dividend yields on the securities included in the Long Component decrease or if the cumulative dividend yields on the securities included in the Short Component increase, we anticipate that the market value of your notes will increase.

- **Exchange Rate Movements and Volatility.**  If the Composite Index of your notes includes any non-U.S. Market Measure Components, changes in, and the volatility of, the exchange rates between the U.S. dollar and the relevant non-U.S. currency or currencies could have a negative impact on the value of your notes, and the Redemption Amount may depend in part on the relevant exchange rates.  In addition, the correlation between the relevant exchange rate and any applicable non-U.S. Market Measure Component reflects the extent to which a percentage change in that exchange rate corresponds to a percentage change in the applicable non-U.S. Market Measure Component, and changes in these correlations may have a negative impact on the value of your notes.

- **Our Financial Condition and Creditworthiness.**  Our perceived creditworthiness, including any increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the "**credit spread**") and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes.  However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

- **Time to Maturity.** There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time "value," "premium," or "discount," and reflects expectations concerning the value of the Composite Index prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the expected Redemption Amount to be paid at maturity.

**Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value.** We, the agents, and our respective affiliates may buy or sell the securities included in the Market Measure Components, or futures or options contracts on the Market Measure Components or their component securities. We may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the value of the Composite Index in a manner that could be adverse to your investment in the notes. On or before the applicable pricing date, any purchases or sales by us, the agents, and our respective affiliates, or others on our or their behalf may increase the level of a Long Component or decrease the level of a Short Component. Consequently, the level of that Long Component may decrease or the level of that Short Component may increase subsequent to the pricing date of an issue of the notes, adversely affecting the market value of the notes.

We, the agents, or one or more of our respective affiliates may also engage in hedging activities that could increase the level of a Long Component or decrease the level of a Short Component on the applicable pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, including during the Maturity Valuation Period, and may affect the Redemption Amount. We, the agents, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Composite Index or the market value of your notes prior to maturity or the Redemption Amount.

**Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you.** We, the agents, or one or more of our respective affiliates may engage in trading activities related to the Market Measure Components and to securities included in the Market Measure Components that are not for your account or on your behalf. We, the agents, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon the applicable Market Measure Components. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the agents and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Composite Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the agents, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the agents, or our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of a particular issue of the notes. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the applicable Market Measure Components.  This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases.

**There may be potential conflicts of interest involving the calculation agent.  We may appoint and remove the calculation agent.**  We or one of our affiliates may be the calculation agent or act as joint calculation agent for the notes and, as such, will determine the Starting Value, the Ending Value, and the Redemption Amount.  Under some circumstances, these duties could result in a conflict of interest between our status as Issuer and our responsibilities as calculation agent.  These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Market Disruption Event has occurred, or in connection with judgments that the calculation agent would be required to make if the publication of a Market Measure Component is discontinued.  See the sections entitled "Description of the Notes—Market Disruption Events," "—Adjustments to a Market Measure Component," and "—Discontinuance of a Market Measure Component."  The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment.  However, because we may serve as the calculation agent, potential conflicts of interest could arise.

In addition, we may appoint MLPF&S or one of its affiliates to act as the calculation agent or as joint calculation agent for the notes. As the calculation agent or joint calculation agent, MLPF&S or one of its affiliates will have discretion in making various determinations that affect your notes. The exercise of this discretion by the calculation agent could adversely affect the value of your notes and may present the calculation agent with a conflict of interest of the kind described under "—Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value" and "—Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you" above.

**The notes are not insured by any governmental agency of the United States or any other jurisdiction.**  The notes are not deposit liabilities or other obligations of a bank and are not insured by the FDIC or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the notes.

**The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.**  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain.  Under the terms of the notes, you will have agreed with us to treat the notes as a pre-paid executory contract, as described under "U.S. Federal Income Tax Summary—General."  If the Internal Revenue Service (the "IRS") were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ.  No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled "U.S. Federal Income Tax Summary."

**Risks Relating to the Market Measure Components**

**You must rely on your own evaluation of the merits of an investment linked to the applicable Market Measure Components.** In the ordinary course of their businesses, we, the agents, and our respective affiliates may have expressed views on expected movements in the Market Measure Components or the securities included in the Market Measure Components, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to a Market Measure Component may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning the Market Measure Components, and their respective component securities from multiple sources, and you should not rely on our views or the views expressed by these entities.

**You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Market Measure Components, and you will not be entitled to dividends or other distributions by the issuers of these securities.** The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Market Measure Components. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. As a result, the return on your notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them. Additionally, the levels of certain indices reflect only the prices of the securities included in that index and do not take into consideration the value of dividends paid on those securities. Your notes will be paid in cash and you have no right to receive delivery of any of these securities.

**If a Market Measure Component includes equity securities traded on foreign exchanges, your return may be affected by factors affecting international securities markets.** The value of securities traded outside of the U.S. may be adversely affected by a variety of factors relating to the relevant securities markets. Factors which could affect those markets, and therefore the return on your notes, include:

- **Market Volatility.** The relevant foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets.

- **Political, Economic, and Other Factors.** The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial, and social factors in those regions. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. In addition, recent or future changes in government, economic, and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws, or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could affect the relevant securities markets. The relevant foreign economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

  In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of capital markets and tax systems.  In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation their assets, and/or nationalization of their businesses.  The economic and financial data about some of these countries may be unreliable.

- **Publicly Available Information.**  There is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC.  In addition, accounting, auditing, and financial reporting standards and requirements in foreign countries differ from those applicable to U.S. reporting companies.

**Unless otherwise set forth in the applicable term sheet, we and the agents do not control any company included in any Market Measure Component and are not responsible for any disclosure made by any other company.**  We, the agents, or our respective affiliates currently, or in the future, may engage in business with companies included in a Market Measure Component, and we, the agents, or our respective affiliates may from time to time own securities of companies included in a Market Measure Component.  However, none of us, the agents, or any of our respective affiliates has the ability to control the actions of any of these companies or has undertaken any independent review of, or made any due diligence inquiry with respect to, any of these companies, unless (and only to the extent that) the securities of us, the agents, or our respective affiliates are represented by that Market Measure Component.  In addition, unless otherwise set forth in the applicable term sheet, none of us, the agents, or any of our respective affiliates is responsible for the calculation of any Market Measure Component.  You should make your own investigation into the Market Measure Components.

Unless otherwise set forth in the applicable term sheet, none of the Index Publishers, their affiliates, or any companies included in the Market Measure Components will be involved in any offering of the notes or will have any obligation of any sort with respect to the notes.  As a result, none of those companies will have any obligation to take your interests as holders of the notes into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Market Measure Components or the value of the notes.

**Our business activities and those of the agents relating to the companies represented by a Market Measure Component may create conflicts of interest with you.**  We, the agents, and our respective affiliates, at the time of any offering of the notes or in the future, may engage in business with the companies represented by the Market Measure Components, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors.

In connection with these activities, any of these entities may receive information about those companies that we will not divulge to you or other third parties.  We, the agents, and our respective affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes.  Any of these activities may affect the value of the Composite Index and, consequently, the market value of your notes.  None of us, the agents, or our respective affiliates makes any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities included in a Market Measure Component.  Any prospective purchaser of the notes should undertake an independent investigation of the companies included in the Market Measure Components to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The composition of the Composite Index does not reflect any investment recommendations from us, the agents, or our respective affiliates.

### Other Risk Factors Relating to the Applicable Market Measure Components

The applicable term sheet may set forth additional risk factors as to the Market Measure Components that you should review prior to purchasing the notes.

## USE OF PROCEEDS

We will use the net proceeds we receive from each sale of the notes for the purposes described in the accompanying prospectus supplement under "Use of Proceeds and Hedging." In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

# DESCRIPTION OF THE NOTES

**General**

Each issue of the notes will be part of a series of notes entitled "Notes, Series 1" that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. These documents should be read in connection with the applicable term sheet.

The maturity date of the notes and the aggregate principal amount of each issue of the notes will be stated in the term sheet.

We will not pay interest on the notes. The notes do not guarantee the return of principal at maturity. The notes will be payable only in U.S. dollars.

Prior to the maturity date, the notes are not redeemable by us or repayable at the option of any holder. The notes are not subject to any sinking fund.

We will issue the notes in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The CUSIP number for each issue of the notes will be set forth in the applicable term sheet. You may transfer the notes only in whole units.

**Payment at Maturity**

At maturity, subject to our credit risk as Issuer of the notes, you will receive a Redemption Amount, denominated in U.S. dollars. The "**Redemption Amount**" will be calculated as follows:

$$\text{Principal Amount} \times \left( \frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

Unless otherwise set forth in the term sheet, there is no maximum Redemption Amount on the notes, and the amount payable per unit of the notes will not be less than zero.

Each term sheet will provide examples of Redemption Amounts based on hypothetical closing levels of the Market Measure Components on the pricing date, corresponding Component Ratios, and Ending Values.

The term sheet will set forth information as to the specific Market Measure Components, including information as to the historical levels of the Market Measure Components. However, historical levels of the Market Measure Components are not indicative of the future performance of the Market Measure Components, the Composite Index, or the performance of your notes.

An investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid, interest payments, or other distributions, in the securities of any of the companies included in the Market Measure Components.

**The Starting Value and the Ending Value**

**Starting Value**

Unless otherwise specified in the term sheet, the "**Starting Value**" of the Composite Index will be set to 100 on the pricing date. See "—The Composite Index—Determination of the Component Ratio for Each Market Measure Component."

**Ending Value**

Unless otherwise specified in the term sheet, the "**Ending Value**" will equal the average of the closing value of the Composite Index determined on each calculation day during the Maturity Valuation Period. The closing value of the Composite Index, including in the event of a Market Disruption Event, will be determined as described below under "—The Composite Index—Closing Value of the Composite Index."

The "**Maturity Valuation Period**" means the period consisting of one or more calculation days shortly before the maturity date. The timing and length of the period will be set forth in the term sheet.

A "**calculation day**" means any Market Measure Business Day during the Maturity Valuation Period on which a Market Disruption Event has not occurred.

Unless otherwise specified in the applicable term sheet, a "**Market Measure Business Day**" means a day on which (1) the New York Stock Exchange (the "**NYSE**") and The NASDAQ Stock Market ("**NASDAQ**"), or their successors, are open for trading and (2) the Market Measure Components or any successors are calculated and published.

**Market Disruption Events**

For any Market Measure Component, a "**Market Disruption Event**" means any of the following events, as determined by the calculation agent in its sole discretion:

(A)   the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where the securities included in that Market Measure Component trade (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then comprise that Market Measure Component or any successor index; and

(B)   the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to that Market Measure Component (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to that Market Measure Component or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)   a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change

in the regular business hours of the relevant exchange;

(2) a decision to permanently discontinue trading in the relevant futures or options contracts related to a Market Measure Component, or any successor index, will not constitute a Market Disruption Event;

(3) a suspension in trading in a futures or options contract on a Market Measure Component, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Market Measure Component;

(4) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5) if applicable to indices with component securities listed on the NYSE, for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material."

**The Composite Index**

The Composite Index and related Market Measure Components to which your notes are linked will be set forth in the term sheet. We will assign each Market Measure Component an Initial Component Weight on the pricing date, which will reflect the relative contribution that each Market Measure Component will make to the value of the Composite Index. Each Long Component will have a positive Initial Component Weight, and each Short Component will have a negative Initial Component Weight. The Initial Component Weight for each Market Measure Component will be stated in the term sheet.

The Initial Component Weights for the Market Measure Components may be equal or unequal and may result in the Long Component, the Short Component, or both, being leveraged. If the Long Component is leveraged, the Initial Component Weight of the Long Component will be greater than 100%, and if the Short Component is leveraged, the Initial Component Weight of the Short Component will be less than -100%. A leveraged Long Component would result in magnified (i.e., greater than one-for-one) and potentially substantial decreases in the value of the Composite Index if there are decreases in the level of the Long Component. Conversely, a leveraged Short Component would result in magnified (i.e., greater than one-for-one) and potentially substantial decreases in the value of the Composite Index if there are increases in the level of the Short Component.

<b>Determination of the Component Ratio for Each Market Measure Component</b>

Unless otherwise specified in the term sheet, the "**Starting Value**" of the Composite Index will be equal to 100 on the pricing date. We will set a fixed factor (the "**Component Ratio**") for each Market Measure Component on the pricing date, based upon the weighting of that Market Measure Component. The Component Ratio for each Market Measure Component will be calculated on the pricing date and will equal:

- the Initial Component Weight (expressed as a percentage) for that Market Measure Component, multiplied by 100; *divided by*

- the closing level of that Market Measure Component on the pricing date.

Each Component Ratio will be rounded to eight decimal places.

The Component Ratios will be calculated in this way so that the Starting Value of the Composite Index will equal 100 on the pricing date. In other words, the Starting Value of the Composite Index will equal the sum of the products of (i) the closing level for each Market Measure Component on the pricing date and (ii) its Component Ratio. The Component Ratios will not be revised subsequent to their determination on the pricing date, except that the calculation agent may in its good faith judgment adjust the Component Ratio of any Market Measure Component in the event that Market Measure Component is materially changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of that Market Measure Component had those material changes or modifications not been made.

The following tables are for illustration purposes only, and do not reflect the actual composition, Initial Component Weights, or Component Ratios, which will be set forth in the term sheet.

Example 1: The **hypothetical** Market Measure Components are Index ABC (the Long Component) and Index XYZ (the Short Component), each weighted as follows on a **hypothetical** pricing date:

| Market Measure Component | Initial Component Weight | Hypothetical Closing Level[1] | Hypothetical Component Ratio[2] | Composite Index Contribution |
|---|---|---|---|---|
| Index ABC ............................................ | 150.00%[3] | 500.00 | 0.30000000 | 150.00 |
| Index XYZ............................................. | -50.00% | 3,500.00 | -0.01428571 | -50.00 |
| Starting Value ............................................................................. | | | | 100.00 |

Example 2: The **hypothetical** Market Measure Components are Index ABC and Index XYZ (the Long Components) and Index FGH and Index RST (the Short Components), each weighted as follows on a **hypothetical** pricing date:

| Market Measure Component | Initial Component Weight | Hypothetical Closing Level[1] | Hypothetical Component Ratio[2] | Composite Index Contribution |
|---|---|---|---|---|
| Index ABC ............................................ | 75.00% | 500.00 | 0.15000000 | 75.00 |
| Index XYZ............................................. | 75.00% | 2,420.00 | 0.03099174 | 75.00 |
| Index FGH ............................................ | -25.00% | 1,500.00 | -0.01666667 | -25.00 |
| Index RST............................................. | -25.00% | 1,014.00 | -0.02465483 | -25.00 |
| Starting Value ............................................................................. | | | | 100.00 |

Example 3: The **hypothetical** Market Measure Components are Index ABC (the Long Component) and Index XYZ (the Short Component), each weighted as follows on a **hypothetical** pricing date:

| Market Measure Component | Initial Component Weight | Hypothetical Closing Level[1] | Hypothetical Component Ratio[2] | Composite Index Contribution |
|---|---|---|---|---|
| Index ABC ........................................... | 250.00%[3] | 500.00 | 0.50000000 | 250.00 |
| Index XYZ........................................... | -150.00%[3] | 3,500.00 | -0.04285714 | -150.00 |
| Starting Value ............................................................................... | | | | 100.00 |

(1) This column sets forth the **hypothetical** closing level of each Market Measure Component on the **hypothetical** pricing date.

(2) The **hypothetical** Component Ratio equals the Initial Component Weight (expressed as a percentage) of each Market Measure Component multiplied by 100, and then divided by the closing level of that Market Measure Component on the **hypothetical** pricing date, with the result rounded to eight decimal places.

(3) These **hypothetical** Initial Component Weights represent leveraged positions in the Market Measure Component.

Unless otherwise stated in the term sheet, if a Market Disruption Event occurs on the pricing date as to any Market Measure Component, the calculation agent will establish the closing level of that Market Measure Component, and thus its Component Ratio, based on the closing level of that Market Measure Component on the first Market Measure Business Day following the pricing date on which no Market Disruption Event occurs for that Market Measure Component. In the event that a Market Disruption Event occurs for that Market Measure Component on the pricing date and on each day to and including the second scheduled Market Measure Business Day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled Market Measure Business Day following the pricing date) will estimate the closing level of that Market Measure Component, and thus its Component Ratio, in a manner that the calculation agent considers commercially reasonable. The final term sheet will provide the closing level of that Market Measure Component, a brief statement of the facts relating to the establishment of that closing level (including the applicable Market Disruption Event), and the applicable Component Ratio. The closing level of the Market Measure Component not affected by the Market Disruption Event, thus its Component Ratio, will be established on the pricing date.

For purposes of determining whether a Market Disruption Event has occurred as to any Market Measure Component, "Market Disruption Event" will have the meaning stated above in "—Market Disruption Events."

### Closing Value of the Composite Index

The calculation agent will calculate the closing value of the Composite Index by summing the products of the closing level on a calculation day and the Component Ratio for each Market Measure Component. The value of the Composite Index will vary based on the increase or decrease in the level of each Market Measure Component, whether there is a long or short position in that Market Measure Component, and the Component Ratio of that Market Measure Component. Any increase in the level of a Long Component (assuming no change in the level of the other Market Measure Component) will result in an increase in the value of the Composite Index. Conversely, any decrease in the level of a Long Component (assuming no change in the level of the other Market Measure Component) will result in a decrease in the value of the Composite Index. Any decrease in the level of a Short Component (assuming no change in the level of the other Market Measure Component) will result in an increase in the value of the Composite Index.  Conversely, any increase in the level of a Short Component (assuming no change in the level of the other Market Measure Component) will result in a decrease in the value of the Composite Index.

Unless otherwise specified in the term sheet, if, for any Market Measure Component (an "**Affected Market Measure Component**"), (i) a Market Disruption Event occurs on a scheduled calculation day during the Maturity Valuation Period or (ii) any scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a "**non-calculation day**"), the calculation agent will determine the closing levels of the Market Measure Components for such non-calculation day, and as a result, the Ending Value of the Composite Index, as follows:

- The closing level of each Market Measure Component that is not an Affected Market Measure Component will be its closing level on such non-calculation day.

- The closing level of each Market Measure Component that is an Affected Market Measure Component for the applicable non-calculation day will be the closing level of that Market Measure Component on the next calculation day that occurs during the Maturity Valuation Period.  For example, if the first and second scheduled calculation days during the Maturity Valuation Period are non-calculation days for a Market Measure Component, then the closing level of that Market Measure Component on the next calculation day will also be the closing level for that Market Measure Component on the first and second scheduled calculation days during the Maturity Valuation Period.  If no further calculation days occur after a non-calculation day, or if every scheduled calculation day during the Maturity Valuation Period is a non-calculation day for a Market Measure Component, then the closing level of that Market Measure Component for each following non-calculation day (or for all the scheduled calculation days during the Maturity Valuation Period, if applicable) will be determined (or, if not determinable, estimated) by the calculation agent in a commercially reasonable manner on the last scheduled calculation day during the Maturity Valuation Period, regardless of the occurrence of a Market Disruption Event on that last scheduled calculation day.

## Adjustments to a Market Measure Component

After the applicable pricing date, an Index Publisher may make a material change in the method of calculating a Market Measure Component or in another way that changes that Market Measure Component such that it does not, in the opinion of the calculation agent, fairly represent the level of that Market Measure Component had those changes or modifications not been made.  In this case, the calculation agent will, at the close of business in New York, New York, on each date that the closing level is to be calculated, make adjustments to that Market Measure Component.  Those adjustments will be made in good faith as necessary to arrive at a calculation of a level of that Market Measure Component as if those changes or modifications had not been made, and calculate the closing level of that Market Measure Component, as so adjusted.

## Discontinuance of a Market Measure Component

After the pricing date, an Index Publisher may discontinue publication of a Market Measure Component to which an issue of the notes is linked.  The Index Publisher or another entity may then publish a substitute index that the calculation agent determines, in its sole discretion, to be comparable to the original index (a "**successor index**"). If this occurs, the calculation agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity and calculate the Ending Value as described under "—The Starting Value and the Ending Value" or "—The Composite Index," as applicable. If the calculation agent selects a successor index, the calculation agent will give written notice of the selection to the trustee, to us, and to the holders of the notes.

If an Index Publisher discontinues publication of a Market Measure Component before the end of the Maturity Valuation Period and the calculation agent does not select a successor index, then on each day that would have been a calculation day, until the earlier to occur of:

- the determination of the Ending Value; and
- a determination by the calculation agent that a successor index is available,

the calculation agent will compute a substitute level for that Market Measure Component in accordance with the procedures last used to calculate that Market Measure Component before any discontinuance as if that day were a calculation day. The calculation agent will make available to holders of the notes information regarding those levels by means of Bloomberg L.P., Thomson Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

If a successor index is selected or the calculation agent calculates a level as a substitute for a Market Measure Component, the successor index or level will be used as a substitute for all purposes, including for the purpose of determining whether a Market Disruption Event exists for that Market Measure Component.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of any Market Measure Component may adversely affect trading in the notes.

**Role of the Calculation Agent**

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this product supplement, including determinations regarding the Component Ratio of each Market Measure Component, the Ending Value, the Redemption Amount, any Market Disruption Events, a successor index, Market Measure Business Days, business days, calculation days, non-calculation days, and calculations related to the discontinuance of any Market Measure Component. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We or one of our affiliates may act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as the calculation agent for the notes. Alternatively, we and MLPF&S or one of its affiliates may act as joint calculation agents for the notes. When we refer to a "calculation agent" in this product supplement or in any term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. We may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

**Same-Day Settlement and Payment**

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds.  We will pay the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

**Events of Default and Acceleration**

Events of default are defined in the prospectus.  If such event occurs and is continuing, unless otherwise stated in the term sheet, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption "—Payment at Maturity," determined as if the notes matured on the date of acceleration.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes.  For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the prospectus.

**Listing**

Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

**SUPPLEMENTAL PLAN OF DISTRIBUTION**

MLPF&S and one or more of its affiliates may act as our agents for any offering of the notes. The agents may act on either a principal basis or an agency basis, as set forth in the applicable term sheet. Each agent will be a party to a distribution agreement with us.

Each agent will receive an underwriting discount that is a percentage of the aggregate principal amount of the notes sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase the notes.

None of the agents is acting as your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

MLPF&S and its affiliates may use this product supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any notes after their initial sale solely for the purpose of providing investors with the description of the terms of the notes that were made available to investors in connection with the initial distribution of the notes. Secondary market investors should not, and will not be authorized to rely on these documents for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

**Selling Restrictions**

**European Economic Area**

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), MLPF&S has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) if an offer of those notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final offering document contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final offering document, as applicable, and the issuer has consented in writing to its use for the purpose of that Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    (i) provided that no such offer of the notes referred to in (b) to (d) above shall require the issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the notes to the public", in relation to any notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes , as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

**United Kingdom**

MLPF&S has represented and agreed that:

(a) in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

**Argentina**

The notes are not and will not be marketed in Argentina by means of a public offer of securities, as such term is defined under Section 16 of Argentine Law No. 17, 811, as amended, as securities. No application has been or will be made with the Argentine Comision Nacional de Valores, the Argentine securities governmental authority, to offer the notes in Argentina.

**Brazil**

The information contained in this product supplement and in the accompanying prospectus supplement and prospectus does not constitute a public offering or distribution of securities in Brazil and no registration or filing with respect to any securities or financial products described in these documents has been made with the Comissão de Valores Mobiliários (the "CVM"). No public offer of securities or financial products described in this product supplement or in the accompanying prospectus supplement and prospectus should be made in Brazil without the applicable registration at the CVM.

**The People's Republic of China**

These offering documents have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. These offering documents shall not be offered to the general public if used within the People's Republic of China, and the notes so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. MLPF&S has represented, warranted and agreed that the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

**France**

The offering documents have not been approved by the Autorité des marchés financiers ("AMF").

Offers of the notes (a) have only been made and will only be made to the public (offre au public) in France or an admission of the notes to trading on a regulated market in France in the period beginning (i) when a prospectus in relation to those notes has been approved by the AMF, on the date of such publication or, (ii) when a prospectus in relation to those notes has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF and, in either case, when the formalities required by French laws and regulations have been carried out, and ending at the latest on the date which is 12 months after the date of the approval of the prospectus, all in accordance with articles L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier and the Règlement général of the AMF, or (b) have only been made and will only be made to the public in France or an admission of the notes to trading on a regulated market in France in circumstances which do not require the publication by the offeror of a prospectus pursuant to the French Code monétaire et financier and the Règlement général of the Autorité des marchés financiers.

The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and have not been distributed or caused to be distributed and the offering documents, or any other offering material relating to the notes, will not be distributed or caused to be distributed to the public in France, and such offers, sales and distributions have been and will be made in France only to (i) providers of the investment service of portfolio management for the account of third parties, and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, acting for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier. The direct or indirect resale of the notes to the public in France may be made only as provided by, and in accordance with, articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier.

In addition, the notes, the offering documents and any other offering material relating to the notes, have not been and will not be distributed or caused to be distributed in the Republic of France, other than to investors to whom offers and sales of the notes in the Republic of France may be made as described above.

**Mexico**

The notes have not been and will not be registered in the National Securities Registry (Registro Nacional de Valores). Therefore, the notes may not be offered or sold in the United Mexican States ("Mexico") by any means except in circumstances which do not constitute a public offering (oferta pública) within the meaning of the Securities Market Law (Ley del Mercado de Valores) and its regulations. All applicable provisions of the Securities Market Law must be complied with in respect to anything done in relation to the notes in, from or otherwise involving Mexico.

**Netherlands**

Each selling agent has represented and agreed that it has not made and will not make an offer of the notes to the public in the Netherlands other than to qualified investors (gekwalificeerde beleggers), provided that no such offer of the notes will require us or any selling agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

**New Zealand**

No offeree of the notes shall directly or indirectly offer, sell or deliver any notes, or distribute the offering documents or any advertisement in relation to any offer of the notes, in New Zealand other than to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who are each required to pay a minimum subscription price of at least NZ$500,000 for the notes (excluding any amounts lent by the issuer or any of its affiliates) before the allotment of those notes, or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public, or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

**Philippines**

**THE SECURITIES BEING OFFERED OR SOLD HAVE NOT BEEN REGISTERED WITH THE PHILLIPINES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE.  ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO**

**REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.**

**Switzerland**

The notes may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the notes being a public offering in Switzerland within the meaning of the Swiss Federal Code of Obligations ("CO"). None of these offering documents constitutes a prospectus as that term is understood pursuant to Article 652a or 1156 CO, and none of these documents may be publicly distributed or otherwise made publicly available in Switzerland. The notes are not authorized by or registered with the Swiss Financial Market Supervisory Authority as a foreign collective investment scheme. Therefore, investors do not benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Financial Market Supervisory Authority.

**Taiwan**

The notes may not be issued, sold, or offered in Taiwan. No subscription or other offer to purchase the notes shall be binding on us until received and accepted by us or MLPF&S outside of Taiwan (the "Place of Acceptance"), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

**Uruguay**

The notes have not been registered under the Uruguayan Securities Market Law or recorded in the Uruguayan Central Bank. The notes are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the notes or passed on our solvency. In addition, any resale of the notes must be made in a manner that will not constitute a public offering in Uruguay.

*Los valores no han sido registrados bajo la Ley de Mercado de Valores de la República Oriental del Uruguay o registrados ante el Banco Central del Uruguay. Los valores no son ofrecidos en forma pública en Uruguay y lo son únicamente en forma privada. Ninguna acción puede ser adoptada en Uruguay en relación a estos valores que resulte en que esta oferta de valores sea una oferta pública de valores en Uruguay. Ninguna autoridad regulatoria del Uruguay ha aprobado estos valores o se ha manifestado sobre nuestra solvencia. Adicionalmente, cualquier reventa de estos valores debe ser realizada en forma tal que no constituya oferta pública de valores en el Uruguay.*

## U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated under the Code by the U.S. Treasury Department ("Treasury") (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. The following discussion supplements, and to the extent inconsistent supersedes, the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder. If the tax consequences associated with the notes are different than those described below, they will be described in the applicable term sheet.

This summary is directed solely to U.S. holders and non-U.S. holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

*You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.*

### General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as pre-paid executory contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our special U.S. tax counsel Morrison & Foerster LLP, it is reasonable to treat the notes as pre-paid executory contracts with respect to the Market Measure. This discussion assumes that the notes constitute pre-paid executory contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute pre-paid executory contracts, the tax consequences described below would be materially different.

*This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this product supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.*

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in the Market Measure would be treated as a "passive foreign investment company" ("PFIC"), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Market Measure were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Market Measure and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Market Measure is or becomes a PFIC or is or becomes a United States real property holding corporation.

**U.S. Holders**

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder's tax basis in the notes. A U.S. holder's tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

*Alternative Tax Treatments.* Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, if the notes have a term that exceeds one year, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. holder would be required to accrue original issue discount every year at a "comparable yield" determined at the time of issuance. In addition, any gain realized by a U.S. holder at maturity, or upon a sale or exchange, of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. holder's prior accruals of original issue discount, and as capital loss thereafter. If the notes have a term of one year or less, a U.S. holder who uses the accrual method of accounting generally should be required to accrue any original issue discount on the notes on a straight-line basis. At maturity, or upon a sale or exchange, a U.S. holder using either a cash or accrual method of accounting generally should recognize taxable gain (all or a portion of which may be treated as ordinary income) or loss in an amount equal to the difference between the amount realized and such holder's tax basis in the notes.

The IRS released Notice 2008-2 ("Notice") which sought comments from the public on the taxation of financial instruments currently taxed as "prepaid forward contracts." This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain "constructive ownership transactions," generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss. It is possible that the IRS could assert that a U.S. holder's holding period in respect of the notes should end on the calculation day, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the calculation day is not in excess of one year from the original issue date, a U.S. holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognized at such time would be treated as short-term capital gain or loss.

If a Market Measure is or includes an index that periodically rebalances, it is possible that the notes could be treated as a series of pre-paid executory contracts, each of which matures on the next rebalancing date.  If the notes were properly characterized in such a manner, a U.S. holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder's tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

**Non-U.S. Holders**

A non-U.S. holder will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that the non-U.S. holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business.  Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.

If a non-U.S. holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. holder. Such non-U.S. holders should read the material under the heading "—U.S. Holders," for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A "dividend equivalent" payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under proposed Treasury regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for (extraordinary) dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, non-U.S. holders may be required to provide certifications prior to, or upon the maturity, sale or exchange of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective non-U.S. holders of the notes should consult their own tax advisors in this regard.

**Backup Withholding and Information Reporting**

Please see the discussion under "U.S. Federal Income Tax Considerations —Information Reporting and Backup Withholding" in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

**Foreign Account Tax Compliance Act**

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the accompanying prospectus supplement), will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the legislation may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

**ERISA CONSIDERATIONS**

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a "**Plan**"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, the agents, and certain of our respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also "**Plans**"). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the "**Service Provider Exemption**").

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other agent directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws ("**similar laws**"). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our respective affiliates is a "**fiduciary**" (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.